UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FAVRILLE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

312088404

(CUSIP Number)

Kristen Bailey

c/o Forward Ventures

9393 Towne Centre Drive, Suite 200

San Diego, CA 92121

(858) 677-6077

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forward Ventures III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forward Ventures III Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forward III Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forward Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forward Ventures IV B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forward IV Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Standish M. Fleming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,048

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 12,048

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,827,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ivor Royston, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,915

	8.	Shared Voting Power 4,815,589

	9.	Sole Dispositive Power 36,915

	10.	Shared Dispositive Power 4,815,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,852,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, $.001 par value per share of Favrille, Inc., a Delaware corporation (the “Issuer” or “Favrille” herein), as filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 (the “Schedule 13D”).  The principal executive offices of the Issuer are located at 10421 Pacific Center Court, Suite 150, San Diego, CA  92121.

The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following paragraphs:

Pursuant to the terms of the Purchase Agreement, Forward Ventures IV, L.P. (“Forward IV”) purchased 1,051,540 shares and Forward Ventures IV B, L.P. (“Forward IV B”) purchased 89,144 shares of the Common Stock of the Issuer (collectively, the “Shares”) on March 7, 2006, at a price of $5.26 per share, together with associated warrants (the “Warrants”) to purchase 368,039 shares and 31,200 shares, respectively, of Issuer Common stock at an exercise price of $5.26 per share.  The Warrants will be exercisable until March 7, 2011 (the “Expiration Date”).  In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of share underlying the Warrants having a fair market value equal to the exercise price of the shares being acquired) until and including the Expiration Date).  The applicable per share purchase price and the number of shares issuable upon exercise of the warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.

The sale of the Shares and the Warrants to Forward IV and Forward IV B was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors.  The closing of the transaction occurred on March 7, 2006.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

Forward IV and Forward IVB agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

As of March 7, 2006, Forward Ventures III, L.P. is the beneficial and record owner of 100,001 shares of Common Stock of the Issuer, Forward Ventures III Institutional Partners, L.P. is the beneficial and record owner of 378,713 shares of the Issuer, Forward IV is the beneficial and record owner of 3,997,951 shares of the Issuer, including 368,039 shares issuable upon the exercise of a warrant to purchase Common Stock; Forward IV B is the beneficial and record owner of 338,924 shares of the Issuer, including 31,200 shares issuable upon the exercise of warrants to purchase shares of Common Stock (such 4,815,589 shares of Common Stock, including 399,239 shares issuable upon the exercise of warrants to purchase common stock, to be referred to collectively as the “Record Shares”).  By virtue of the affiliate relationship between Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward IV and Forward IV B, each entity may be deemed to beneficially own all of the Record Shares.  As the sole general partner of both Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P., Forward III Associates, L.L.C. may be deemed to beneficially own the Record Shares.  the sole general partner of both Forward IV and Forward IV B, Forward IV Associates, LLC may be deemed to beneficially own the Record Shares.  As the managing members of Forward III Associates, L.L.C. and Forward IV Associates, LLC, each of Standish M. Fleming and Ivor Royston, M.D. may be deemed to beneficially own the Record Shares.

As of March 7, 2006, Standish M. Fleming is the beneficial and record owner of 12,048 shares of Common Stock of the Issuer and the Royston Grantor Trust is the beneficial and record owner of 12,048 shares of Common Stock of the Issuer.  In addition, Ivor Royston, M.D. owns options to purchase 32,289 shares of Common Stock, of which 24,867 are vested and exercisable within 60 days from such date.

Each Reporting Person expressly disclaims beneficial ownership of any shares of common Stock of the Issuer, except in the case of (1) Forward Ventures III, L.P. for the 100,001 shares of Common Stock it holds of record; (2) Forward Ventures III Institutional Partners, L.P for the 378,713 shares of Common Stock it holds of record; (3) Forward IV for the 3,997,951 shares it holds of record, including 368,039 shares issuable upon the exercise of a warrant; (4) Forward IV B for the 338,924 shares it holds of record, including 31,200 shares issuable upon the exercise of warrants; (5) Standish M. Fleming for the 12,048 shares he holds of record; and (6) Ivor Royston, M.D. for the options to purchase 24,867 shares of common stock issuable upon the exercise of options exercisable within 60 days, which he holds directly and for the 12,048 shares of Common Stock in which he holds a beneficial interest as a Trustee of the Royston Grantor Trust.

(a)           Percent of Class:  Each Reporting Person 16.4% except for Standish Fleming whose percentage is 16.5% and Ivor Royston, M.D. whose percentage is 16.6%.  The foregoing percentage is calculated based on the 28,884,356 shares outstanding as of March 7, 2006.

(b)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:  0 shares for each Reporting Person except Standish M. Fleming as to 12,048 shares and Ivor Royston, M.D. as to 36,915 shares.

(ii)           Shared power to vote or to direct the vote:  4,815,589 shares, including 399,239 shares issuable upon the exercise of warrants to purchase common stock, for each Reporting Person.

(iii)          Sole power to dispose or to direct the disposition:  0 shares for each Reporting Person except Standish M. Fleming as to 12,048 shares and Ivor Royston, M.D. as to 36,915 shares.

(iv)          Shared power to dispose or to direct the disposition:  4,815,589 shares, including 399,239 shares issuable upon the exercise of warrants to purchase common stock, for each Reporting Person.

(c)           None of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the last 60 days, other than the transaction described herein.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons, other than Colette Royston who has the right to receive and the power to direct the receipt of dividends from, or any proceeds from the sale of the 12,048 shares of Common Stock that are owned by the Royston Grantor Trust of which she is a beneficiary and trustee.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement regarding filing of joint Schedule 13D/A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2006

FORWARD VENTURES III, L.P.
By: Forward III Associates, LLC

	By:	/s/ Ivor Royston
Ivor Royston, Managing Member

FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.
By: Forward III Associates, LLC

	By:	/s/ Ivor Royston
Ivor Royston, Managing Member

FORWARD III ASSOCIATES, LLC

By:	/s/ Ivor Royston
Ivor Royston, Managing Member

FORWARD VENTURES IV, L.P.
By: Forward IV Associates, LLC

By:	/s/ Ivor Royston
Ivor Royston, Managing Member

FORWARD VENTURES IV B, L.P.
By: Forward IV Associates, LLC

By:	/s/ Ivor Royston
Ivor Royston, Managing Member

FORWARD IV ASSOCIATES, LLC

By:	/s/ Ivor Royston
Ivor Royston, Managing Member

/s/ Standish M. Fleming
STANDISH M. FLEMING

/s/ Ivor Royston
IVOR ROYSTON, M.D.